Exhibit 21.1

Name of Subsidiary	Jurisdiction

Beijing Duolingo Technology Co., Ltd.	People's Republic of China

Dos Lenguas LLC	United States of America

Duolingo Germany GmbH	Federal Republic of Germany

Duolingo UK Limited	United Kingdom